SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of March, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NOTICE TO THE MARKET

São Paulo, March 30, 2007 – Votorantim Celulose e Papel S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of Latin America’s largest pulp and paper producers, pursuant to Brazilian regulation (CVM nº 358/02), hereby announces:

          1.          Pursuant to the terms of the material fact released on February 15, 2007, VCP signed an agreement for the sale of VCP’s total interest in the Ripasa unit located at Embu, in the municipality of São Paulo, to Suzano Papel e Celulose S.A. (“Suzano”).

          2.          Following the material fact, the parts hereby announce the conclusion of the agreement, as of today, when Suzano completed the payment of US$ 20,000,000.00 (twenty million dollars) to VCP.

          3.          Therefore, as of March 30, 2007, it is concluded the agreement for the sale of Ripasa’s unit located at Embu, to Suzano.

As previously announced, this transaction is in line with VCP’s strategic plan to divest Ripasa’s non-strategic units. VCP will continue the process to sell to third parties the remaining Ripasa’s units of Cubatão and Limeira.

The Embu unit has a production capacity of 48,000 tons per year of cardboard, which represented approximately 7% of Ripasa’s sales volume.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 03/30/2007
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer